

October 5, 2010

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

> **Re:** **ACL Semiconductors Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **and Amendment No. 1 and Amendment No, 2**
> **Filed on April 15, 2010, April 22, 2010 and September 22, 2010**
> **File No. 000-50140**

Dear Mr. Yang:

We have reviewed your filings and the information provided on August 9, 2010, have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 15. Restatements, page F-33

1.   We refer to your response to prior comment 10. We see that you restated to reverse real
        property impairment originally recognized in 2008. We further see that the amended
        filings appear to attribute the restatement to a misapplication of guidance related to fair
        values. Under FASB ASC 360-10-35-17 (and under your accounting policy in Note 2),
        impairment of real property is recognized when the carrying amount is (1) not
        recoverable and (2) exceeds its fair value. The carrying amount of a long-lived asset is
        not recoverable if it exceeds the sum of the undiscounted cash flows expected to result
        from the use and eventual disposition of the asset. Further, an impairment loss is
        measured as the amount by which the carrying amount of a long-lived asset exceeds its
        fair value. To help us better understand your disclosure, please respond to the following:
        - Tell us more clearly how you applied FASB ASC 360-10-35-17 in the initial
          judgment and subsequently revised judgment regarding the impairment charge. Tell
          us how you tested the underlying assets for recoverability.
        - In any relevant future filings, please revise the description of the reasons for the
          restatement to better connect your explanation to your disclosed accounting policy
          and the cited guidance.   For instance, if true, clarify that there was no shortfall of
          estimated future undiscounted cash flows at the time the assets were tested for
          impairment in 2008.

Form 10-Q for the quarter ended June 30, 2010

Consolidated Statements of Cash Flows, page 4

2.   We refer to your response to prior comment 27. While you indicate that your accounting
        policy for inventory impairment is consistent with SAB Topic 5-BB and FASB ASC 330-
        10-35-14, the cash flow statement presentation of what you characterize as a "reserve"
        does not appear consistent with the underlying accounting theory, which indicates that
        impairment charges establish a new cost basis for impaired inventory. In that regard,
        while impairment charges are non-cash charges that should be shown as a reconciling
        item in the operating section of the cash flow statement, when material, reductions in the
        "reserve" should be netted with the change in the carrying amount of inventory because
        impairment charges establish a new cost basis for impaired inventory. Please
        appropriately revise in future filings.

Note 2. Summary of Significant Accounting Policies

<u>(i) Inventories, page 10</u>

3.   We refer to your response to prior comment 27. In future filings please also disclose how your accounting policy for inventory impairment is consistent with SAB Topic 5-BB and FASB ASC 330-10-35-14. That is, expand to disclose that inventory impairment charges establish a new cost basis for impaired inventory for subsequent accounting purposes.

<u>Note 3. Inventories, page 15 </u>

4.   We see the amount reported on the balance sheet as "Inventories, net" differs from the total of the detail in Note 3. Please make any necessary revisions in future filings.

******

        You may contact Jeanne Bennett at (202) 551-3606 or Gary R. Todd at (202) 551-3605, if you have questions regarding our comments. In their absence you may contact me at (202) 551-3676

                                Sincerely,

                                        for

                                Brian R. Cascio
                                Accounting Branch Chief,